UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

ITEM 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Seadrill Limited (SDRL) Announces Potential Sale of Qatar Jack-Up Fleet

Hamilton, Bermuda, June 26, 2023 – Seadrill Limited (“Seadrill” or the “Company”) (NYSE & OSE: SDRL) today announces that it is in active discussions to sell (i) the jack-up rigs known as the West Castor, West Telesto and West Tucana (the “Qatar Jack-Up Fleet”), which are bareboat chartered by Seadrill to Gulfdrill LLC (“Gulfdrill”), a 50:50 joint venture between Seadrill and Gulf Drilling International, and (ii) Seadrill’s 50% equity interest in Gulfdrill. Seadrill has not reached agreement yet on material terms, including price, with any potential purchaser. Any transaction remains subject to additional due diligence and the negotiation and execution of definitive agreements. There is no certainty at this stage that the process will continue or that a transaction will materialize.

This announcement is considered to contain inside information as defined in article 7 of the EU Market Abuse Regulation, is subject to disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act, and was made public by Simon Woods at Hawthorn Advisors on the date and time stated above.

Contact Information

For additional information, visit www.seadrill.com.

Benjamin Wiseman

Investor Relations

T: +44 (0)7867139312

E: benjamin.wiseman@seadrill.com

About Seadrill

Seadrill is a leading offshore drilling contractor utilizing advanced technology to unlock oil and gas resources for clients across harsh and benign locations around the globe. Seadrill’s high-quality, technologically-advanced fleet spans all asset classes allowing its experienced crews to conduct operations across geographies, from shallow to ultra-deepwater environments.

Forward-Looking Statements

This communication includes forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements other than statements of historical facts included in this communication, including those regarding the potential disposal of the Qatar Jack-Up Fleet, the potential disposal of the Company’s equity interest in Gulfdrill, and the potential consideration received in such transaction, and statements about the Company’s plans, strategies, business prospects, changes and trends in its business and the markets in which it operates are forward-looking statements. These forward-looking statements can often, but not necessarily, be identified by the use of forward-looking terminology, including the terms “assumes”, “projects”, “forecasts”, “estimates”, “expects”, “anticipates”, “believes”, “plans”, “intends”, “may”, “might”, “will”, “would”, “can”, “could”, “should” or, in each case, their negative, or other variations or comparable terminology. These statements are based on management’s current plans, expectations, assumptions and beliefs concerning future events impacting the Company and therefore involve a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, which speak only as of the date of this communication. Important factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to, the completion of due diligence, the negotiation and execution of definitive agreements, the Company’s ability to achieve an acceptable sale price, a potential purchaser’s ability to raise necessary financing, customary closing conditions for a transaction of this nature, and other important factors described from time to time in the reports filed or furnished by us with the U.S. Securities and Exchange Commission (“SEC”). Consequently, no forward-looking statement can be guaranteed. When considering these forward-looking statements, you should also keep in mind the risks described from time to time in the Company’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2022, filed with the SEC on April 19, 2023, (File No. 001-39327) and subsequent filings.

The Company undertakes no obligation to update any forward-looking statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, the Company cannot assess the impact of each such factors on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: June 26, 2023	By:	/s/ Simon Johnson
Name: Simon Johnson
Title: Chief Executive Officer of Seadrill Management Ltd.
(Principal Executive Officer of Seadrill Limited)

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON MAY 15, 2023.